Contact:
Rob Salmon
Chief Financial Officer
(780) 989-6708
rsalmon@altarex.com

AltaRex Announces Closing of Private Placement Offering

Edmonton, AB, October 21, 2003 – AltaRex Corp. (TSE: AXO, OTC: ALXFF.PK), ("AltaRex" or the "Company"), announced today the closing of its previously announced financing. At closing, a total of 6,000,000 units, including units issued upon the exercise of the agent’s over allotment option, were issued for aggregate gross proceeds of $2.04 million.  Each unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant entitles the holder to acquire, on or before October 20, 2004, one common share of AltaRex upon payment of $0.50 per share. In the event the AltaRex common share trading price on the TSX Exchange averages $0.60 or higher over 20 consecutive trading days after the expiration of the hold period, warrant holders shall be required to exercise their warrants within a 21 day period.

Dr. Antoine Noujaim, President and Chief Executive Officer, commented, “The closing of the private placement is significant first step in re-establishing the financial stability of AltaRex”.

Acumen Capital Finance Partners Limited acted as agent in connection with the financing. AltaRex will use the proceeds from this financing for general corporate purposes.

After giving effect to this transaction, AltaRex has 51,896,936 common shares issued and outstanding.

AltaRex is focused on the research, development and commercialization of foreign antibodies that modulate the immune system for the treatment of certain cancers and other diseases where there exists an unmet medical need. Additional information about AltaRex research and development, clinical trials, news and events can be found on the Company website www.altarex.com.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE
INFORMATION CONTAINED HEREIN

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AltaRex Corp.
1123 Dentistry/Pharmacy Bldg., University of Alberta
Edmonton, Alberta, Canada T6G 2N8
Tel. 780-944-9993   Fax.  780-436-0068